

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



20110005

January 18, 2011

P.J. Himelfarb
Weil, Gotshal & Manges LLP
1300 Eye Street NW, Suite 900
Washington, DC 20005-3314

Re: Willis Group Holdings Public Limited Company
Incoming letter dated December 10, 2010

Dear Ms. Himelfarb:

This is in response to your letters dated December 10, 2010 and January 7, 2011 concerning the shareholder proposal submitted to Willis Group Holdings by Cacti Partners, L.P. We also have received letters on the proponent's behalf dated December 15, 2010 and January 7, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Evan Stone
Lee & Stone LLP
2626 Cole Avenue, Suite 400
Dallas, TX 75204

January 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Willis Group Holdings Public Limited Company
Incoming letter dated December 10, 2010

The proposal requests a report summarizing the financial impact of the company's current ethics policy barring contingent commissions.

There appears to be some basis for your view that Willis Group Holdings may exclude the proposal under rule 14a-8(i)(7), as relating to Willis Group Holdings' ordinary business operations. We note that the proposal relates to the terms of Willis Group Holdings' ethics policy. Accordingly, we will not recommend enforcement action to the Commission if Willis Group Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Willis Group Holdings relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


LEE &
STONE LLP

January 7, 2011

BY FEDEX AND EMAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Willis Group Holdings for 2011 Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Cacti Partners, L.P. (**"Cacti"**) submitted to Willis Group Holdings Public Limited Company (the **"Company"**) a shareholder proposal seeking a risk assessment study regarding the Company's contingent commission policy.

In a letter dated December 10, the Company stated that it intends to omit Cacti's proposal (the **"Proposal"**) from its proxy materials. On behalf of our client, we responded to the Company's no action request on December 15, 2011. Today, you received another letter reiterating the Company's request to permit the Company to exclude the Proposal.

After reading the Company's latest response, we remain more convinced than ever that the Company has not carried its burden and respectfully request that the Staff inform the Company that Rule 14a-8 requires a denial of the Company's request.

Significant Policy Issue

Cutting to the heart of this matter, the most relevant issue is whether contingent commissions are a significant policy issue. The Company continues to attempt to reduce its contingent commission policy to some mundane " sales practice" in order to avail itself of Rule 14(a)-8(i)(7). Yet the Company fails to acknowledge the basic standards pursuant to which a matter is determined to be a significant policy issue. These indicia – oft cited by the Staff - include the level of public debate, media coverage, regulatory activity and legislative activity. The Staff has been clear that simply because a matter relates to ordinary business does not change this analysis, and significant policy proposals need not be about matters such as humane treatment of animals or environmental impacts (as cited by the Company) as a rule.

As stated in our prior letter, the contingent commission issue – a central issue for the Company and the industry -- meets the key indicia for a significant policy issue. This is clear from recent history and the current media attention. Moreover, the Company's public campaign contributes meaningfully every day to the issue being one of significant public debate and scrutiny. In our humble view, it would be quite imbalanced and unfair to permit the Company to trumpet the issue as a significant policy issue for the company and the industry, yet be permitted to exclude the Proposal. Essentially, management is given a free hand to lobby stakeholders to its side in a public debate (which is its goal), yet the company's owners – simply concerned about the implications of the Company's policy stance for the bottom line – are muzzled in an effort to obtain more information to evaluate the policy stance and by extension the board.

To this end, while the Company accuses Cacti of somehow disguising a financial issue as a "purported" policy matter, in fact Cacti is making no bones about the desire for an assessment as to profitability; the Proposal itself is a ***financial impact analysis***. A focus on profitability cannot and should not change how the underlying subject matter of the Proposal (i.e., the Company's ethics policy regarding contingent commissions) is identified, nor does it change the Staff's standards as to whether that underlying subject matter raises significant policy considerations. The examples cited by the Company for situations in which proponents did not truly raise important policy issues include network management techniques, cereal ingredients and refund anticipation loans, none of which involve the level of industry, policymaker and media attention as contingent commissions.

Cacti adds that the purpose of the Proposal isn't to dig in any way into ordinary business or question management's judgment on basic marketing practices. As noted previously, the central motive is to highlight the financial risks in connection with a policy issue of massive significance and consequence to the company and the industry, and in the process provide better information to the board. It also provides a better means to evaluate the stewards of the Company.

Other Issues

In our prior response letter, we didn't dwell on the issue of the contradiction in the Company's arguments as to impossibility and substantial implementation, and stated as much. In an apparent effort to distract from the core issue and discredit Cacti's analysis, the Company curiously does dwell on this issue. At the risk of further engaging in this side bar, we note that all of the examples cited by the Company make sense: they are situations where the proposal in question could be subject to multiple interpretations (and therefore deemed vague), yet were substantially implemented or otherwise addressed at their core. Cacti's proposal is clear – it asks for a financial analysis regarding clearly understood commission amounts – yet such analysis cannot be found.

We frankly do not understand the issue of "stating a negative" and thus have no comment other than to reiterate that financial professionals familiar with the Company's industry and markets could reasonably be expected to perform the analysis in question.

Conclusion

In conclusion, we respectfully request that the Staff inform the Company that Rule 14a-8 requires a denial of the Company's no action request. As demonstrated above and in our prior letter, the Proposal is not excludable under of the criteria of Rule 14a-8. The Proposal raises a significant policy issue that transcends day-to-day business for the Company and its industry and raises it in a manner – a financial impact study that is not over-reaching and commits the Company to no specific position – that is entirely appropriate for shareholder consideration.

Please contact me at (214) 377-4851 or estone@leeandstone.com in connection with this matter or if the Staff would like any additional information.

Sincerely,



Evan Stone
Lee & Stone LLP

cc (by email):

Josh Pechter
Cacti Partners, L.P.
jsp@cactipartners.com

Adam Ciongoli
Willis Group Holdings Public Limited Company
Adam.Ciongoli@willis.com

PJ Himelfarb
Weil Gotshal & Manges LLP
pj.himelfarb@weil.com

1300 Eye Street NW, Suite 900
Washington, DC 20005-3314
+1 202 682 7000 tel
+1 202 857 0940 fax

Weil, Gotshal & Manges LLP

P.J. Himelfarb
+1(202) 682-7197
pj.himelfarb@weil.com

January 7, 2011

BY E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(i)(7), Rule 14a-8(i)(3); Rule 14a-8(i)(6); Rule 14a-8(i)(10); Omission of Shareholder Proposal – Contingent Commissions

Dear Ladies and Gentlemen:

This letter concerns the request dated December 10, 2010 (the "Initial Request Letter") that we submitted on behalf of Willis Group Holdings Public Limited Company (the "Company") seeking confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Cacti Partners, L.P. (the "Proponent") from the Company's proxy materials (the "Proxy Materials") for its 2011 annual meeting of shareholders. On behalf of the Proponent, Mr. Evan Stone submitted a letter to the Staff dated December 15, 2010 (the "Proponent Letter") asserting the view that the Proposal and Supporting Statement should be included in the Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter. We also renew our request for the concurrence of the Staff that no enforcement action will be recommended if the Company omits the Proposal and Supporting Statement from its Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

Background

The Proposal requests that "management of [the Company] shall prepare a report, summarizing the financial impact (including its impact on revenues and net income over a one, three and five year timeframe) of the Company's current ethics policy barring contingent commissions. Such report shall take into account the practices of the other "Big Three", as well as the Company's regional competitors. Management shall retain an independent financial advisor with no prior relationship with the Company to assist management with the preparation of such report, which shall be made available to shareholders no later than October 1, 2011."

The Company continues to believe, for the reasons stated in the Initial Response Letter, that it may properly omit the Proposal from its Proxy Materials, alternatively, pursuant to:

- Rule 14a-8(i)(7) (ordinary business operations);
- Rule 14a-8(i)(3) (impermissibly vague);
- Rule 14a-8(i)(6) (impossible to implement); or
- Rule 14a-8(i)(10) (substantially implemented).

The Company has asked us to submit this letter to correct the Proponent's erroneous statement that letters cited by us in the Initial Request Letter that were issued before Staff Legal Bulletin 14E ("SLB 14E") are diminished in value and to emphasize that the Company's judgment with respect to its prohibition of certain questionable sales practices falls squarely within the realm of "ordinary business" and far short of a significant policy issue for purposes of Rule 14a-8(i)(7) analysis. The Company has also asked us to address the Proponent's assertion – made with no support – that there is an "inherent contradiction" in the Company's arguments that the Proposal is both vague and impossible to implement and that the Proposal has been substantially implemented.

Ordinary Business Operations (Rule 14a-8(i)(7))

The Proponent implies that the standard relating to ordinary business and social policy has changed with SLB 14E's publication and states that no-action letters on sales practices issued prior to the issuance of SLB 14E are diminished in value. To the contrary, as we indicated in the Initial Request Letter, we believe that SLB 14E supports our position. Pursuant to SLB 14E, the Staff, among other things, modified its standard of review for shareholder proposals relating to the assessment of risk to focus on the underlying subject matter of the proposal. A focus here on the subject matter of the report sought by the Proponent requires a conclusion that this report would relate to ordinary business matters and, as such is clearly excludable. With respect to the Staff's analysis of significant policy issues, the Staff did not change that analysis, re-affirming (as discussed more below) its longstanding position that when significant policy issues exist they transcend ordinary business. However, to point out the fallacy of the Proponent's implication that the Company's argument has no basis because the letters cited in the Initial Request Letter were issued prior to SLB 14E, the Company cites just a sampling of letters below that were issued after SLB 14E.

The Company agrees that there are instances where a proposal is not excludable because it raises sufficiently significant policy issues. However, as demonstrated by the type of matters covered in the no-action letters below in which the Staff denied requests for relief on "ordinary business" grounds, the Proposal's focus on contingent commissions falls well short of raising such a significant policy issue:

- humane treatment of animals (Coach; August 19, 2010);
- environmental impact (Chesapeake Energy Corporation, April 13, 2010);
- human rights (Abercrombie & Fitch, April 12, 2010); and
- political activities (Walmart, March 29, 2010).

Contrary to the Proponent's argument, the financial impact on one public company of a sales practice not to accept contingent commissions does not involve a significant policy issue. The real purpose of the Proposal is to give shareholders access to a report on the Company's business decisions on sales practices. The Staff has refused to concur with proponents who purport to raise policy issues but in fact raise matters of ordinary business. For example, the Staff concurred with the exclusion of the following proposals on the basis that they involved ordinary business operations:

- a challenge to a company's network management techniques couched as a proposal on a free and open Internet (Comcast, March 18, 2010);
- a challenge to a cereal manufacturer's selection of ingredients couched as a proposal on danger to public welfare (General Mills, July 2, 2010); and
- a challenge to a bank's refund anticipation loans couched as predatory consumer lending (JPMorgan Chase, March 16, 2010).

Much like contingent commissions, all of the above issues were important to each company and the industry involved but nevertheless did not raise significant policy issues. The Proposal is focused on the financial impact of the Company's contingent commissions stance – specifically, whether the Company's ban on acceptance of contingent commissions as a matter of ethical sales practices adversely affects its profitability, and not on attempting to affect some greater policy issue.

The fact that the Company has taken a stance on, and engaged in public communications regarding, contingent commissions and their inherent conflict of interest does not somehow transform the "ordinary business" character of these commissions into an important policy issue transcending ordinary business. Moreover, as we pointed out in our Initial Request Letter, the wisdom of a company's judgment that certain marketing and/or sales practices within the broader ambit of that company's design and operation of an effective compliance program clearly involves a matter of ordinary business.

Vague/Impossible to Implement/Substantially Implemented (Rules 14a-8(i)(3), (i)(6) and (i)(10))

The Company continues to believe, for the reasons discussed in the Initial Request Letter, that the Proposal is both vague and impossible to implement and that the Proposal has been substantially implemented. There is no contradiction in asserting on the one hand that the Proposal cannot be implemented because it is impossible to "state a negative;" that is, to report on the financial impact of not accepting contingent commissions, particularly when, as discussed in the Initial Request Letter, there are countervailing factors to any negative impact that are not determinable, and, on the other hand, asserting that the Company has already substantially implemented the Proposal by providing a multitude of information on its policy regarding contingent commissions so that investors are fully informed about the Company's business practices and the basis for its decision.

The Proponent fails to acknowledge a long line of precedent letters making similar dual assertions that the subject proposals are both vague and substantially implemented, including, for example, most recently:

- Boeing Company (February 5, 2010), who argued successfully that a proposal requesting establishment of a human rights board committee was *vague and indefinite* where it was subject to differing interpretations and also argued that the proposal was *substantially implemented* by its publicly disclosed policies and well-defined procedures in place to enforce the company's commitment to human rights.

- King Pharmaceuticals, Inc. (March 17, 2010), who argued successfully that it had *substantially implemented* a proposal purporting to allow shareholders to call special meetings and also argued that the proposal was *vague* in that it was subject to multiple conflicting interpretations.

- International Business Machines Corporation (January 13, 2010), who argued successfully that a proposal requesting immediate corrective action relating to executive compensation was *vague and indefinite* where it was subject to multiple, inconsistent interpretations and also argued that the concerns of the Proponent had already been substantially addressed.

Conclusion

For the foregoing reasons, and those set forth in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. We respectfully request that the Staff concurs that it will take no action if the Company excludes the Proposal and Supporting Statement from its proxy materials for its 2011 Annual Meeting of Shareholders. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 682-7197.

Very truly yours,



P. J. Himelfarb

cc:

Adam Ciongoli, Esq.
Group General Counsel & Secretary
Willis Group Holdings Public Limited Company

Evan Stone, Esq.
Lee & Stone LLP
2626 Cole Ave., Suite 400
Dallas, TX 75204

Cacti Partners, L.P.
3655 Peachtree Rd., Suite 101
Atlanta, GA 30319
Attn: Josh Pecter



December 15, 2010

BY FEDEX AND EMAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Willis Group Holdings for 2011 Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Cacti Partners, L.P. (**"Cacti"**) submitted to Willis Group Holdings Public Limited Company (the **"Company"**) a shareholder proposal seeking a risk assessment study regarding the Company's contingent commission policy.

In a letter dated December 10, the Company stated that it intends to omit Cacti's proposal from its proxy materials for the 2011 annual meeting of shareholders.

As discussed below, the Company has not met its burden to exclude Cacti's proposal for the following reasons: (1) the subject matter transcends ordinary business by focusing on a policy issue which – by the Company's own admission – is significant and central to its whole industry, (2) the proposal's study is a straightforward exercise by corporate finance professionals and therefore is not vague or impossible to implement, and (3) the proposal has not been implemented since none of the information made available by the Company to date includes the relevant analysis.

The Proposal and Supporting Statement

Cacti submitted the following proposal (the **"Proposal"**) to the Company pursuant to Rule 14a-8 on October 27, 2010:

Proposal

RESOLVED, that management of Willis Group Holdings (the **"Company"**) shall prepare a report, summarizing the financial impact (including its impact on revenues and net income over a one, three and five year timeframe) of the **Company's** current ethics policy barring contingent commissions. Such report shall take into account the practices of the other **"Big Three"**, as well as the **Company's** regional competitors. Management shall retain an independent financial advisor with no prior relationship with the Company to assist management with the preparation of such report, which shall be made available to shareholders no later than October 1, 2011.

Supporting Statement

Contingent commissions are a major ethical policy issue for the insurance brokerage industry. In a vociferous public campaign that has received significant media attention (www.clientsbeforecontingents), the Company contends that contingent commissions create conflicts of interest vis a vis customers and – in the interests of customers – it refuses to accept them.

Contingents are also the subject of significant recent regulatory scrutiny and activity. The **Company's** campaign has stepped up following the recent reversal of a 2005 regulatory ban on contingents (imposed by then Attorney General Eliot Spitzer).

The Company appears to have concluded that contingent commissions are a significant legal and ethical issue that rises above the profit- maximizing activities of day-to-day business. Moreover, to the extent that the Company contends that ethics practices such as refusing contingents impact the health and welfare of customers (by ensuring that cost effective and appropriate coverage is available to them), the Company implies that the issue has a social policy dimension.

While the Company continues its campaign, the Company has not however quantified the impact of its policy to its shareholders. The Company cites general positive feedback from customers, yet has neither produced nor released any clear, quantifiable financial risk assessment with regard to its policy.

Given that contingents are a large and legal potential source of revenue, from a pure profit maximization standpoint a **"no contingents"** policy might be justified if it were attractive to customers and generated more business (in other words, it is **"good marketing"**) . It might also make sense if the Company were successful in pressuring other brokers to refuse to accept them, and the **"playing field"** was leveled.

A financial impact and risk analysis would shed light on these effects and the true cost or benefit to the enterprise of contingents. Accordingly, it would provide the Board of Directors – responsible for risk analysis with respect to such a far-reaching policy - with tools from which to make an informed judgment on whether the policy is truly in the interests of shareholders.

Shareholders are urged to support this proposal. The proposal simply asks for analysis relating to a policy of major concern to all constituents - shareholders, the board, management, employees and customers. It does not call for any particular decision on the policy to be made (at the annual meeting or otherwise).

Subject Matter Transcends Ordinary Business

Under Rule 14a-8(i)(7), the Company must establish that the focus of the shareholder proposal is not a significant policy issue. The Staff has emphasized several key indicia in determining whether a matter constitutes a significant policy issue: among them, the level of public debate, media coverage, regulatory activity and legislative activity.

While on the one hand the Company in its letter to the Commission positions its ethics policy on contingent commissions as a routine business practice, on the other hand the Company itself highlights the following in describing the background of the contingent commission issue:

- The New York Attorney General banned contingent commissions in 2005
- Investigations with regard to contingent commissions were commenced by the Minnesota AG, the Florida AG, the Florida Department of Financial Services, etc.
- The regulatory ban on contingent commissions was lifted in 2010
- 50 states still require particular compensation disclosure
- The Company is co-operating with the European Commission regarding contingent commissions
- The Company is defending significant legal proceedings regarding contingent commissions
- The Company has launched a public website on the issue, ***ClientsBeforeContingents.com***
- The Company has a significant **"multichannel"** public relations campaign underway regarding contingent commissions

Simply on the basis of the Company's own descriptions, there can be no question that the issue of contingent commissions is a significant policy issue for the Company and the insurance brokerage industry based on the SEC's indicia. In addition to a high level of attention by public policymakers, media coverage of the issue is now extensive (spurred by the Company's own actions to generate such coverage). A simple Google search of **"Willis"** and **"contingent commissions"** produces over 15,000 results. Moreover, Cacti cannot think of a single instance in which a company itself has created a standalone website or embarked on a **"multichannel"** public relations campaign devoted to a single corporate policy issue, let alone an insignificant one.

While the Company positions the Proposal as implicating ordinary business matters, this argument cannot defeat the significant policy provisions of the rule. The fact that any proposal relates to ordinary business in some fashion does not justify exclusion of the proposal. The Company's counsel, Weil Gotshal & Manges, produces a litany of precedent no action letters regarding sales practices and business conduct policies; we believe however that the Company would be hard-pressed to defend any of the policies at issue in those cases (including but not limited to the sales practices at issue in the

Company's ostensible "smoking gun" - the Johnson & Johnson letter (February 7, 2003)) as having anywhere near the level of public or policymaker scrutiny as the area of contingent commissions for the insurance brokerage industry at the present time. Moreover, we strongly believe that the Company should not be permitted to have things "both ways": since the Company itself has contributed meaningfully to the public debate on the issue of contingent commissions by taking the issue to its constituents (including shareholders) in order to rally support for its stance, the Company should not now have the ability to argue the issue is so insignificant or routine to be able stifle a vote of shareholders on a proposal relating to that same issue.

Moreover, the Company itself positions the issue of contingent commissions in its public statements as impacting more than business - client welfare - and therefore transcending profit-maximizing ordinary business activities. In the context of defending its policy on contingents, the Company has stated:

> ***Our business model is structured to deliver brokerage and risk management services efficiently, producing a fair profit and sustaining our commitment to client welfare, quality, professional growth and continuous improvement*** (The Leadership Moment, 04/05).

Finally, Cacti points out that all the precedent letters under Rule 14a-8(i)(7) cited by the Company pre-date Staff Legal Bulletin 14E (October 27, 2009) ("SLB 14E"). Accordingly, we respectfully submit that the value of these precedents is diminished and should be viewed with circumspection. In SLB 14E, the Staff reiterated that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." In addition, the Staff further noted in SLB 14E that "a proposal that focuses on the board's role in the oversight of company's management of risk may transcend the day-to-day business matters of the Company and raise policy issues so significant that it would be appropriate for a shareholder vote." Cacti respectfully submits that – given the high level of public scrutiny and policymaker attention on contingent commissions, as well as the policy's potentially dramatic impact on the financial profile of the Company – the Company's contingent commission policy is the very type of subject matter that may justify a shareholder vote. As noted in the Proposal, the Board is responsible for oversight of this far ranging policy.

Of course, it is noteworthy that the Proposal simply asks for a study of the impact of contingent commissions, and does mandate that the Board or the Company change anything with respect to the current policy. The Proposal does not ask the Company to abolish, amend, neuter (or strengthen) its current policy on contingent commissions; ultimately, the Company will have the ability to use the results of such a study in any fashion it desires. At its essence, Cacti's proposal is solely about obtaining information helpful to the Board, the shareholders and other constituents in assessing the Company's adherence to a policy involving significant scrutiny and public attention. Cacti is hard-pressed to understand how in this way the Proposal micro-manages the Company or "impermissibly seeks to subject [an] integral piece of the Company's business operations to shareholder oversight".

The Proposal is Not Vague or Impossible to Implement

With respect to vagueness, it is important to emphasize that the Company bears the burden of demonstrating that a proposal may be excluded, and Cacti respectfully submits the Company has not carried this burden. Moreover, in Staff Legal Bulletin No. 14B (September 15, 2004) (**"SLB 14B"**), the Staff made clear that the vagueness determination is a very fact-intensive determination in which the Staff, in the first instance, has expressed concern about getting overly involved. In any event, the Proposal is quite straightforward: it asks the Company, together with a professional financial advisor, to assess the projected financial impact of the Company's "no contingents" policy. The report in question simply requires the Company to project revenues and profit (1) assuming the Company accepted contingent commissions and (2) assuming the Company did not accept contingent commissions. The commission amounts are precise and well understood. Basic projections as to any additional business gained by the Company would naturally be an important part of such analysis, as it will bear on whether a "no contingents" policy is financially beneficial. Additionally, the practices of competitors (including the other "Big Three") – whether they maintain or prohibit such policies – will be useful in projecting whether additional business will be gained. Such practices may also be helpful is modeling overall industry pricing.

Cacti reasonably assumes that basic financial modeling of the Company's business is a core competency of the Company's finance professionals and its advisors, and cannot fathom how such professionals would not immediately understand how to approach the analysis in question, including identifying appropriate assumptions. In fact, Cacti would be surprised to learn that the Company's CFO concurs with the position taken by the Company's lawyers as to vagueness or impossibility. Cacti also points out that a financial impact study undertaken by a ***financial services company with regard to well understood commission amounts*** is a far cry from the types of matters cited by the Company for Rule 14a-8(i)(3) or Rule 14a-8(i)(6) (e.g., a proposal that would require a beer producer to assess whether little leaguers are getting equal playing time for purposes of charitable giving).

The Proposal has Not Been Substantially Implemented

In addition to impossibility of implementation, the Company argues that substantial implementation justifies exclusion of the Proposal. Without dwelling on the inherent contradiction in the Company's arguments, Cacti notes that the Company cites a number of features of *www.clientsbeforecontingents.com*, but nowhere does the Company identify any financial risk or financial impact analysis regarding contingent commissions. Nor has Cacti uncovered any such financial analysis made available by the Company. (As a long time investor in the Company, Cacti has scoured *www.clientsbeforecontingents.com*, as well as Company's website, its prior filings and public statements.) We believe the Company's precedent letters with respect Rule 14a-8(i)(10) represent reasonable authority, but they all address situations where the relevant company has in fact substantially produced the requested materials or taken the requested actions. In the Sears and Honeywell letters, for example, the very investigations requested were already undertaken (or were in process). Accordingly, Cacti respectfully submits that the Proposal has not been substantially implemented.

Cacti adds that the materials and the "**wide** ranging **discussion**" offered by the Company relating to contingent commission issues have originated as part of a self described ***public relations*** campaign initiated by the Company to trumpet and defending its policy. The Proposal, on the other hand, seeks a balanced financial impact study not conceived or tailored as part of the Company's campaign. The Company's effort to exclude the Proposal on a substantial implementation argument would deny the Board and shareholders with this objective information, which is critical to the Board's risk assessment and oversight of the policy.

Conclusion

In conclusion, we respectfully request that the Staff inform the Company that Rule 14a-8 requires a denial of the Company's no action request. As demonstrated above, the Proposal is not excludable under of the criteria of Rule 14a-8. The Proposal raises a significant policy issue that transcends day-to-day business for the Company and its industry and raises it in a manner – a financial impact study that is not over-reaching and commits the Company to no specific position – that is entirely appropriate for shareholder consideration.

Please contact me at (214) 377-4851 or estone@leeandstone.com in connection with this matter or if the Staff would like any additional information. Cacti respectfully requests the opportunity to speak with the Staff in advance of any final decision and will follow up with the Staff.

Sincerely,



Evan Stone
Lee & Stone LLP

cc (by email):

Josh Pechter
Cacti Partners, L.P.
jsp@cactipartners.com

Adam Ciongoli
Willis Group Holdings Public Limited Company
Adam.Ciongoli@willis.com

PJ Himelfarb
Weil Gotshal & Manges LLP
pj.himelfarb@weil.com

Exhibit –

No Action Request Letter from Weil Gotshal & Manges LLP, counsel to Willis Group Holdings

1300 Eye Street NW, Suite 900
Washington, DC 20005-3314
+1 202 682 7000 tel
+1 202 857 0940 fax

Weil, Gotshal & Manges LLP

PJ Himelfarb
1-202-682-7197
pj.himelfarb@weil.com

December 10, 2010

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(i)(7), Rule 14a-8(i)(3); Rule 14a-8(i)(6); Rule 14a-8(i)(10); Omission of Shareholder Proposal – Contingent Commissions

Ladies and Gentlemen:

Willis Group Holdings Public Limited Company (the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from Cacti Partners, L.P. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (together, the "proxy materials") for its 2011 Annual Meeting of Shareholders. The Company intends to omit the Proposal from its proxy materials, alternatively, pursuant to:

- Rule 14a-8(i)(7) (ordinary business operations);
- Rule 14a-8(i)(3) (impermissibly vague);
- Rule 14a-8 (i)(6) (impossible to implement); or
- Rule 14a-8(i)(10) (substantially implemented).

The Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from its proxy materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive proxy materials with the

Commission. The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by facsimile.

The Proposal

A copy of the Proposal is set forth in Exhibit 1. The resolution is as follows:

> "RESOLVED, that management of Willis Group Holdings (the "Company") shall prepare a report, summarizing the financial impact (including its impact on revenues and net income over a one, three and five year timeframe) of the Company's current ethics policy barring contingent commissions. Such report shall take into account the practices of the other "Big Three", as well as the Company's regional competitors. Management shall retain an independent financial advisor with no prior relationship with the Company to assist management with the preparation of such report, which shall be made available to shareholders no later than October 1, 2011."

Background

Brokers act on behalf of their clients in attempting to find the best insurance coverage for the client at the best price available. Contingent commissions are payments made to the broker by participating insurance companies for directing clients to the insurance company. The Company voluntarily began disclosing compensation to our retail clients and refusing to take contingent compensation in our retail brokerage business before the ban discussed below was instituted. It is the Company's belief that this arrangement results in a conflict of interest because brokers receive undisclosed payments on both sides of the transaction.

In 2005, the New York Attorney General banned the Company and two other global brokers from accepting contingent commissions and required disclosure to customers of any compensation received in connection with providing policy placement services to the customer. The Company also resolved similar investigations commenced by the Minnesota Attorney General, the Florida Attorney General, the Florida Department of Financial Services and the Florida Office of Insurance Regulation for amounts that were not material to the Company.

In February 2010, the ban on contingent commissions, which had been in effect for five years, was lifted through an amended and restated agreement between the brokers and the regulators. Although the ban was lifted, the Company is required to: (i) in New York, and each of the other 49 states of the United States, the District of Columbia and U.S. territories, provide certain compensation disclosure; (ii) maintain its compliance programs and continue to provide appropriate training to relevant employees in business ethics, professional obligations, conflicts of interest and antitrust and trade practices compliance; and (iii) avoid certain prohibited practices in placing, renewing, consulting on or servicing any insurance policy. In addition, the Company continues to co-operate with both the European Commission and the European Free Trade Association Surveillance Authority regarding their concerns over potential conflicts of interest in the industry relating to remuneration.

The Company is also a defendant in pending legal proceedings regarding broker compensation issues. Since August 2004, the Company, its wholly owned subsidiary Hilb Rogal & Hobbs Company, and various other brokers and insurers have been named as defendants in purported class actions in various courts across the United States. All of these actions have been consolidated into a single action in the US District Court for the District of New Jersey. The Third Circuit Court of Appeals upheld the District Court's dismissal of the vast majority of the federal claims in the action, but remanded a few federal claims back to the District Court for further consideration. New motions to dismiss those remanded claims have been filed and rulings on those motions are expected some time in 2011.

As discussed further below, in April 2010, the Company launched a multi-channel public awareness campaign anchored by the website *ClientsBeforeContingents.com* to inform commercial insurance buyers – and other stakeholders in the marketplace – of the Company's view that contingent commissions represent a conflict of interest in retail insurance. One of the facts that the Company promotes on this website is that it remains the only global insurance broker that has reaffirmed its stand that contingent commissions represent a conflict of interest with clients and has publicly committed to refuse to accept them in its retail brokerage business.

Reasons for Omission:

Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

In the Adopting Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (August 16, 1983). The Proposal relates to the Company's ordinary business operations for two reasons: (a) the Proposal and supporting statement effectively seek an internal evaluation and report on the financial impact of certain practices and policies that constitute ordinary business operations; and (b) the Proposal seeks a report on matters that the Company has determined represent a conflict of interest as part of its compliance program. In prior no action letters, the Staff has concurred that similar proposals have implicated ordinary business matters, and therefore that the proposals have been excludable under Rule 14a-8(i)(7).

Discussion

A. Proposals Regarding Sales Practices Are Excludable as Pertaining to Ordinary Business Operations.

The Company's sales practices and policies are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7) and, therefore, the Proposal may be excluded from the proxy materials. Product pricing, marketing and other strategic and policy-based sales decisions constitute ordinary business operations within the meaning of Rule 14a-8(i)(7). Furthermore, a company's marketing and sales practices and policies constitute ordinary business even when the particular marketing and sales practices and policies addressed by a proposal have been the subject of public controversy. In Johnson & Johnson (February 7, 2003), the Staff permitted the exclusion of a proposal regarding the use of marketing and incentive payments to doctors, pharmacy managers and purchasers made in order to influence the selection of particular drugs. In permitting this exclusion, the Staff recognized that the establishment of sales policies and procedures and the review of such policies and procedures for compliance with applicable regulations are core management functions. Like the Johnson & Johnson proposal, the Proposal seeks an evaluation of the Company's sales practices and policies and particularly focuses on incentive payments, and like the Johnson & Johnson proposal, the Proposal is excludable as relating to ordinary business operations. *See also*, H.R. Block, Inc. (August 1, 2006) (proposal regarding sales practices and allegations of fraudulent marketing deemed excludable); Chevron Corporation (February 22, 1999) (proposal regarding gas prices paid by Chevron shareholders deemed excludable); American Telephone and Telegraph Company (December 31, 1991) (proposal regarding method of billing services deemed excludable). The fact that the proponent has sought to have management prepare the report further demonstrates that the subject matter of the report involves ordinary business operations.

The fact that the supporting statement of the Proposal mentions "a financial impact and risk analysis" does not change the fact that the Proposal relates to the Company's sales practices and its decision not to accept contingent commissions. The Company does not believe the Proposal involves a "risk evaluation" but, even if it is viewed in that manner, the underlying subject matter, as discussed above, is a matter of ordinary business to the Company. As the Staff stated in Staff Legal Bulletin 14E, it will focus on the subject matter to which the risk pertains and "similar to the way in which we analyze proposals asking for the preparation of a report . . . we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

B. Proposals Interfering with the Company's Determination of Ethical Conduct and Compliance Are Excludable as Pertaining to Ordinary Business.

The Company has concluded not to accept contingent commissions in its retail brokerage business after extensive evaluation. As discussed above, acceptance of contingent commissions has been the subject of complex litigation and regulatory scrutiny, some of which is still pending against the Company. The Company has concluded that accepting contingent commissions represents a conflict of interest, and therefore has adopted a policy under which the Company will not accept contingent commissions from carriers in our retail brokerage business. The Company reached this conclusion as a matter of ethics and compliance.

The Staff has long recognized that proposals that attempt to govern business conduct involving internal operating policies and practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., Verizon Communications Inc. (February 22, 2007) (excluded proposal sought a report on the technological, legal, and ethical policy issues surrounding the disclosure of customer records and communications content to third parties, and its effect on customer privacy rights); H&R Block Inc. (June 26, 2006) (excluded proposal sought review of and report on alleged fraudulent sales practices, which was seen to be part of the company's legal compliance program); Bank of America Corporation (March 3, 2005) (excluded proposal sought to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (November 30, 2000) (excluded proposal sought to create a shareholder committee to review customer satisfaction); CVS Corporation (February 1, 2000) (excluded proposal sought report on a wide range of corporate programs and policies); Associates First Capital Corporation (February 23, 1999) (excluded proposal requested that Board monitor and report on legal compliance of lending practices); Chrysler Corp. (February 18, 1998) (excluded proposal requested that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); and Citicorp (January 9, 1998) (excluded proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities). The development, implementation and evaluation of policies and practices regarding contingent commissions directly impact the Company's reputation and liability exposure and are core management functions and an integral part of the Company's day-to-day business operations. The Proposal impermissibly seeks to subject this integral piece of the Company's business operations to shareholder oversight.

Impermissibly Vague (Rule 14a-8(i)(3)) and Impossible to Implement (Rule 14a-8(i)(6))

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004). Under Rule 14a-8(i)(6), a company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (Jan. 14, 1992).

The Proponent is asking the Company to measure a negative, i.e., revenues lost because of the decision not to accept contingent commissions. It would be difficult, if not impossible, to prepare a "clear, quantifiable financial" report on the financial impact of not accepting contingent commissions. Besides the difficulty in measuring any benefit that may or may not have been lost, the Company would need to take into account the financial benefits it has gained from our policy not to accept contingent commissions. For instance, as disclosed in the Company's Form 10-K for the year ended December 31, 2009, the Company has sought to increase revenue through higher commissions and fees that are disclosed to clients, and to generate profitable revenue growth by focusing on the provision of value-added risk advisory services beyond traditional brokerage activities. In addition, the Proposal directs the Company to "take into account the practices of the other "Big Three", as well as the Company's regional competitors" in a vague manner, without specifying how to take such practices into account.

The Staff's conclusions in prior No-Action Letters are consistent with the position that a proposal may be excluded pursuant to Rules 14a-8(i)(3) or 14a-8(i)(6) because the proposal is vague or the company is unable to determine the requested information. In Wendy's International Inc. (Feb. 24, 2006), the Staff concluded that a proposal relating to the company's progress towards accelerating the development of controlled-animal stunning be excluded on the grounds of being vague and indefinite. In Anheuser-Busch Companies, Inc. (Feb. 9, 1993), the Staff concluded that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6).

Substantially Implemented (Rule 14a-8(i)(10))

The Company actually established a website at *ClientsBeforeContingents.com* to provide the public with both general information regarding contingent commissions, and more detailed information pertaining to its response to contingent commissions issues. The features that have been available on *ClientsBeforeContingents.com* include: (1) an online video featuring Joe Plumeri, the CEO and Chairman of the Company, and Don Bailey, the former CEO and Chairman of Willis North America, explaining the Company's stand on trust, transparency and contingent commissions, (2) up-to-date newsroom with press articles and news releases on the controversy surrounding the contingent commissions, (3) a White Paper that outlines the history of contingent commissions and their inherent conflicts, (4) a toolkit to educate insurance buyers about the mechanics of contingent commissions and the questions they should be asking their brokers, and (5) an interactive blog to encourage debate from all sides about the issues raised by contingent commissions and broker compensation in general.

The intent of the Proposal is to provide the tools necessary to make informed decisions. Given that the Company already provides such a comprehensive and wide-ranging discussion of issues related to contingent commissions and its response, the Company believes that the Proposal may be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). In order to exclude a proposal on this basis, a company need not prove that it has implemented a policy meeting the exact specifications recommended by the proposal, but only that the company has taken sufficient action to address the specific concerns raised by the proposal. When determining whether a proposal may be deemed substantially implemented, the Staff considers "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

In the past, the Staff has concurred that companies could rely on Rule 14a-8(i)(10) to omit proposals requesting reports on specific topics where the company already produced materials that addressed the topics noted in the proposal. For example, the Staff concurred that Exxon Mobil could rely on Rule 14a-8(i)(10) to omit a proposal requesting that the board report on Exxon Mobil's "response to rising regulatory, competitive, and public pressure to develop renewable energy technologies and products." In that case, Exxon Mobil's executive speeches and the existing report entitled *Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions, and Future Energy Options,* already provided the public with details regarding the company's long-term energy outlook, greenhouse gas emissions, technology options for the longer term (including assessing the potential of new and alternative energy options), and management of investments and operations through a period of changing expectations and regulatory uncertainty. *See* Exxon Mobil Corporation (avail. Mar. 23, 2007). *See also* Albertsons, Inc. (avail. Mar. 23, 2005) (the Staff concurred that Rule 14a-8(i)(10) provided grounds to omit a proposal requesting that the company disclose its social, environmental, and economic performance by issuing annual sustainability reports; the company informed the proponent and the Staff that it already prepared a *Company Profile* report that addressed issues raised in the proposal); Exxon Mobil Corporation (avail. Mar. 18, 2004) (the Staff concurred that Rule 14a-8(i)(10) provided grounds to omit a proposal requesting that the independent board members report on how management could promote renewable energy sources and develop strategic plans to bring renewable energy sources into the company's energy mix; the company informed the proponent and the Staff that it had produced a report entitled *Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy,* which implemented the proposal).

In addition, the Staff has deemed proposals requesting investigations or reports of corporate actions excludable under Rule 14a-8(i)(10) when the company already has investigated or is in the process of investigating the actions at issue. In this regard, the Staff honors substance above a rigid adherence to the language of the proposal and focuses on whether the company has addressed or is addressing the proponent's underlying policy concerns. For instance, in Sears, Roebuck and Co. (February 22, 1998), the Staff allowed the exclusion of a proposal requesting a board investigation and report regarding the mishandling of particular agreements because the company had already commenced an internal investigation regarding those agreements. *See also,* Honeywell International Inc. (February 29, 2000) (proposal seeking board investigation of allegations of improper accounting practices deemed substantially implemented when the proponent's concerns had been investigated by the company's audit department, senior management, and audit committee); Columbia/HCA Healthcare Corporation (February 18, 1998) (proposal requesting appointment of committee of independent directors devoted to the oversight of an anti-fraud compliance program deemed substantially implemented in light of: (i) an existing committee of independent directors, which reviewed policies relating to ethics, compliance and corporate responsibility; and (ii) an executive officer charged with addressing healthcare compliance issues).

As in the Sears, Honeywell and Columbia/HCA no-action letters, the Company has already undertaken and completed an examination of the Company's sales and marketing practices with respect to contingent commissions. In addition, the Company already provides a comprehensive and wide ranging discussion of issues related to contingent commissions. Therefore, the Company believes that the Proposal has already been substantially implemented and, accordingly, the Company may properly omit the Proposal under paragraph (10) under Question 9 of Rule 14a-8.

Conclusion

For the foregoing reasons, please confirm that the Staff concurs that it will take no action if the Company excludes the Proposal from its proxy materials for its 2011 Annual Meeting of Shareholders. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 682-7197.

Very truly yours,



SIGNED FOR P.J. Himelfarb

Attachment: Exhibit 1

cc:

Adam Ciongoli
Group General Counsel & Secretary
Willis Group Holdings Public Limited Company

Evan Stone, Esq.
Lee & Stone LLP
2626 Cole Ave., Suite 400
Dallas, TX 75204

Cacti Partners, L.P.
3655 Peachtree Rd., Suite 101
Atlanta, GA 30319
Attn: Josh Pecter

Exhibit 1

Cacti Partners, L.P.
3655 Peachtree Road, Suite 101
Atlanta, GA 30319

October 27, 2010

BY EMAIL (ADAM.CIONGOLI@WILLIS.COM) AND FEDEX
Willis Group Holdings Public Limited Company
One World Financial Center
200 Liberty Street
New York, NY 10281-1003
Attn: Company Secretary
Office of General Counsel

Re: 14a-8 Proposal Letter

Dear Mr. Ciongoli:

Please see the attached shareholder proposal from Cacti Partners, L.P. ("Cacti") submitted pursuant to Rule 14a-8 for inclusion in Willis Group Holdings' proxy statement for the company's 2011 Annual General Meeting of Shareholders.

Enclosed is a letter from Pershing certifying as to Cacti's ownership of 25,000 shares of Willis common stock for more than one year. These shares have had a market value of at least $2000 at all times during such period. Cacti intends to continue to hold all such shares through and including the date of the 2011 Annual Meeting.

We request that the attached proposal, including supporting statement, be included in the proxy statement in the form submitted.

Please communicate with our attorney Evan Stone, Esq. at the law firm of Lee & Stone LLP if you have any questions or require additional information. Mr. Stone can be reached at 214-377-4851 or by email at estone@leeandstone.com.

Thank you for your assistance.

Regards,



Josh Pechter
Portfolio Manager

cc: Evan Stone, Esq.

Enclosure

Proposal

RESOLVED, that management of Willis Group Holdings (the "Company") shall prepare a report, summarizing the financial impact (including its impact on revenues and net income over a one, three and five year timeframe) of the Company's current ethics policy barring contingent commissions. Such report shall take into account the practices of the other "Big Three", as well as the Company's regional competitors. Management shall retain an independent financial advisor with no prior relationship with the Company to assist management with the preparation of such report, which shall be made available to shareholders no later than October 1, 2011.

Supporting Statement

Contingent commissions are a major ethical policy issue for the insurance brokerage industry. In a vociferous public campaign that has received significant media attention (www.clientsbeforecontingents), the Company contends that contingent commissions create conflicts of interest vis a vis customers and – in the interests of customers – it refuses to accept them.

Contingents are also the subject of significant recent regulatory scrutiny and activity. The Company's campaign has stepped up following the recent reversal of a 2005 regulatory ban on contingents (imposed by then Attorney General Eliot Spitzer).

The Company appears to have concluded that contingent commissions are a significant legal and ethical issue that rises above the profit- maximizing activities of day-to-day business. Moreover, to the extent that the Company contends that ethics practices such as refusing contingents impact the health and welfare of customers (by ensuring that cost effective and appropriate coverage is available to them), the Company implies that the issue has a social policy dimension.

While the Company continues its campaign, the Company has not however quantified the impact of its policy to its shareholders. The Company cites general positive feedback from customers, yet has neither produced nor released any clear, quantifiable financial risk assessment with regard to its policy.

Given that contingents are a large and legal potential source of revenue, from a pure profit maximization standpoint a "no contingents" policy might be justified if it were attractive to customers and generated more business (in other words, it is "good marketing") . It might also make sense if the Company were successful in pressuring other brokers to refuse to accept them, and the "playing field" was leveled.

A financial impact and risk analysis would shed light on these effects and the true cost or benefit to the enterprise of contingents. Accordingly, it would provide the Board of Directors – responsible for risk analysis with respect to such a far-reaching policy - with tools from which to make an informed judgment on whether the policy is truly in the interests of shareholders.

Shareholders are urged to support this proposal. The proposal simply asks for analysis relating to a policy of major concern to all constituents - shareholders, the board, management, employees and customers. It does not call for any particular decision on the policy to be made (at the annual meeting or otherwise).


Pershing
Advisor Solutions®

October 27, 2010

To whom it may concern:

This is to certify that Pershing holds 25,000 shares of Willis Group Holdings Public LTD Co Shares, Symbol WSH, on behalf of our client Cacti Partners LP. Cacti has held all such shares in its Pershing account continuously for a period of more than one year prior to the date hereof.

Should you have any questions please feel free to contact me at 201-413-2943.

Thank you,

Sebastian J. Burtone
Vice President

Cc: Kim Killmaier




LEE &
STONE LLP

December 15, 2010

BY FEDEX AND EMAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Willis Group Holdings for 2011 Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Cacti Partners, L.P. (**"Cacti"**) submitted to Willis Group Holdings Public Limited Company (the **"Company"**) a shareholder proposal seeking a risk assessment study regarding the **Company's** contingent commission policy.

In a letter dated December 10, the Company stated that it intends to omit **Cacti's** proposal from its proxy materials for the 2011 annual meeting of shareholders.

As discussed below, the Company has not met its burden to exclude **Cacti's** proposal for the following reasons: (1) the subject matter transcends ordinary business by focusing on a policy issue which – by the **Company's** own admission – is significant and central to its whole industry, (2) the **proposal's** study is a straightforward exercise by corporate finance professionals and therefore is not vague or impossible to implement, and (3) the proposal has not been implemented since none of the information made available by the Company to date includes the relevant analysis.

The Proposal and Supporting Statement

Cacti submitted the following proposal (the **"Proposal"**) to the Company pursuant to Rule 14a-8 on October 27, 2010:

/

Proposal

RESOLVED, that management of Willis Group Holdings (the "Company") shall prepare a report, summarizing the financial impact (including its impact on revenues and net income over a one, three and five year timeframe) of the Company's current ethics policy barring contingent commissions. Such report shall take into account the practices of the other "Big Three", as well as the Company's regional competitors. Management shall retain an independent financial advisor with no prior relationship with the Company to assist management with the preparation of such report, which shall be made available to shareholders no later than October 1, 2011.

Supporting Statement

Contingent commissions are a major ethical policy issue for the insurance brokerage industry. In a vociferous public campaign that has received significant media attention (www.clientsbeforecontingents), the Company contends that contingent commissions create conflicts of interest vis a vis customers and – in the interests of customers – it refuses to accept them.

Contingents are also the subject of significant recent regulatory scrutiny and activity. The Company's campaign has stepped up following the recent reversal of a 2005 regulatory ban on contingents (imposed by then Attorney General Eliot Spitzer).

The Company appears to have concluded that contingent commissions are a significant legal and ethical issue that rises above the profit- maximizing activities of day-to-day business. Moreover, to the extent that the Company contends that ethics practices such as refusing contingents impact the health and welfare of customers (by ensuring that cost effective and appropriate coverage is available to them), the Company implies that the issue has a social policy dimension.

While the Company continues its campaign, the Company has not however quantified the impact of its policy to its shareholders. The Company cites general positive feedback from customers, yet has neither produced nor released any clear, quantifiable financial risk assessment with regard to its policy.

Given that contingents are a large and legal potential source of revenue, from a pure profit maximization standpoint a "no contingents" policy might be justified if it were attractive to customers and generated more business (in other words, it is "good marketing"). It might also make sense if the Company were successful in pressuring other brokers to refuse to accept them, and the "playing field" was leveled.

A financial impact and risk analysis would shed light on these effects and the true cost or benefit to the enterprise of contingents. Accordingly, it would provide the Board of Directors – responsible for risk analysis with respect to such a far-reaching policy - with tools from which to make an informed judgment on whether the policy is truly in the interests of shareholders.

Shareholders are urged to support this proposal. The proposal simply asks for analysis relating to a policy of major concern to all constituents - shareholders, the board, management, employees and customers. It does not call for any particular decision on the policy to be made (at the annual meeting or otherwise).

Subject Matter Transcends Ordinary Business

Under Rule 14a-8(i)(7), the Company must establish that the focus of the shareholder proposal is not a significant policy issue. The Staff has emphasized several key indicia in determining whether a matter constitutes a significant policy issue: among them, the level of public debate, media coverage, regulatory activity and legislative activity.

While on the one hand the Company in its letter to the Commission positions its ethics policy on contingent commissions as a routine business practice, on the other hand the Company itself highlights the following in describing the background of the contingent commission issue:

- The New York Attorney General banned contingent commissions in 2005
- Investigations with regard to contingent commissions were commenced by the Minnesota AG, the Florida AG, the Florida Department of Financial Services, etc.
- The regulatory ban on contingent commissions was lifted in 2010
- 50 states still require particular compensation disclosure
- The Company is co-operating with the European Commission regarding contingent commissions
- The Company is defending significant legal proceedings regarding contingent commissions
- The Company has launched a public website on the issue, ***ClientsBeforeContingents.com***
- The Company has a significant **"multichannel"** public relations campaign underway regarding contingent commissions

Simply on the basis of the **Company's** own descriptions, there can be no question that the issue of contingent commissions is a significant policy issue for the Company and the insurance brokerage industry based on the SEC's indicia. In addition to a high level of attention by public policymakers, media coverage of the issue is now extensive (spurred by the **Company's** own actions to generate such coverage). A simple Google search of **"Willis"** and **"contingent commissions"** produces over 15,000 results. Moreover, Cacti cannot think of a single instance in which a company itself has created a standalone website or embarked on a **"multichannel"** public relations campaign devoted to a single corporate policy issue, let alone an insignificant one.

While the Company positions the Proposal as implicating ordinary business matters, this argument cannot defeat the significant policy provisions of the rule. The fact that any proposal relates to ordinary business in some fashion does not justify exclusion of the proposal. The **Company's** counsel, Weil Gotshal & Manges, produces a litany of precedent no action letters regarding sales practices and business conduct policies; we believe however that the Company would be hard-pressed to defend any of the policies at issue in those cases (including but not limited to the sales practices at issue in the

Company's ostensible "smoking gun" - the Johnson & Johnson letter (February 7, 2003)) as having anywhere near the level of public or policymaker scrutiny as the area of contingent commissions for the insurance brokerage industry at the present time. Moreover, we strongly believe that the Company should not be permitted to have things "both ways": since the Company itself has contributed meaningfully to the public debate on the issue of contingent commissions by taking the issue to its constituents (including shareholders) in order to rally support for its stance, the Company should not now have the ability to argue the issue is so insignificant or routine to be able stifle a vote of shareholders on a proposal relating to that same issue.

Moreover, the Company itself positions the issue of contingent commissions in its public statements as impacting more than business - client welfare - and therefore transcending profit-maximizing ordinary business activities. In the context of defending its policy on contingents, the Company has stated:

> ***Our business model is structured to deliver brokerage and risk management services efficiently, producing a fair profit and sustaining our commitment to client welfare, quality, professional growth and continuous improvement*** (The Leadership Moment, 04/05).

Finally, Cacti points out that all the precedent letters under Rule 14a-8(i)(7) cited by the Company pre-date Staff Legal Bulletin 14E (October 27, 2009) **("SLB 14E").** Accordingly, we respectfully submit that the value of these precedents is diminished and should be viewed with circumspection. In SLB 14E, the Staff reiterated that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." In addition, the Staff further noted in SLB 14E that "a proposal that focuses on the board's role in the oversight of company's management of risk may transcend the day-to-day business matters of the Company and raise policy issues so significant that it would be appropriate for a shareholder vote." Cacti respectfully submits that – given the high level of public scrutiny and policymaker attention on contingent commissions, as well as the policy's potentially dramatic impact on the financial profile of the Company – the Company's contingent commission policy is the very type of subject matter that may justify a shareholder vote. As noted in the Proposal, the Board is responsible for oversight of this far ranging policy.

Of course, it is noteworthy that the Proposal simply asks for a study of the impact of contingent commissions, and does mandate that the Board or the Company change anything with respect to the current policy. The Proposal does not ask the Company to abolish, amend, neuter (or strengthen) its current policy on contingent commissions; ultimately, the Company will have the ability to use the results of such a study in any fashion it desires. At its essence, Cacti's proposal is solely about obtaining information helpful to the Board, the shareholders and other constituents in assessing the Company's adherence to a policy involving significant scrutiny and public attention. Cacti is hard-pressed to understand how in this way the Proposal micro-manages the Company or "impermissibly seeks to subject [an] integral piece of the Company's business operations to shareholder oversight".

The Proposal is Not Vague or Impossible to Implement

With respect to vagueness, it is important to emphasize that the Company bears the burden of demonstrating that a proposal may be excluded, and Cacti respectfully submits the Company has not carried this burden. Moreover, in Staff Legal Bulletin No. 14B (September 15, 2004) **("SLB 14B")**, the Staff made clear that the vagueness determination is a very fact-intensive determination in which the Staff, in the first instance, has expressed concern about getting overly involved. In any event, the Proposal is quite straightforward: it asks the Company, together with a professional financial advisor, to assess the projected financial impact of the C**ompany's "no contingents"** policy. The report in question simply requires the Company to project revenues and profit (1) assuming the Company accepted contingent commissions and (2) assuming the Company did not accept contingent commissions. The commission amounts are precise and well understood. Basic projections as to any additional business gained by the Company would naturally be an important part of such analysis, as it will bear on whether a **"no contingents"** policy is financially beneficial. Additionally, the practices of competitors (including the other **"Big Three")** – whether they maintain or prohibit such policies – will be useful in projecting whether additional business will be gained. Such practices may also be helpful is modeling overall industry pricing.

Cacti reasonably assumes that basic financial modeling of the C**ompany's** business is a core competency of the C**ompany's** finance professionals and its advisors, and cannot fathom how such professionals would not immediately understand how to approach the analysis in question, including identifying appropriate assumptions. In fact, Cacti would be surprised to learn that the C**ompany's** CFO concurs with the position taken by the C**ompany's** lawyers as to vagueness or impossibility. Cacti also points out that a financial impact study undertaken by a ***financial services company with regard to well understood commission amounts*** is a far cry from the types of matters cited by the Company for Rule 14a-8(i)(3) or Rule 14a-8(i)(6) (e.g., a proposal that would require a beer producer to assess whether little leaguers are getting equal playing time for purposes of charitable giving).

The Proposal has Not Been Substantially Implemented

In addition to impossibility of implementation, the Company argues that substantial implementation justifies exclusion of the Proposal. Without dwelling on the inherent contradiction in the C**ompany's** arguments, Cacti notes that the Company cites a number of features of *www.clientsbeforecontingents.com*, but nowhere does the Company identify any financial risk or financial impact analysis regarding contingent commissions. Nor has Cacti uncovered any such financial analysis made available by the Company. (As a long time investor in the Company, Cacti has scoured *www.clientsbeforecontingents.com*, as well as C**ompany's** website, its prior filings and public statements.) We believe the C**ompany's** precedent letters with respect Rule 14a-8(i)(10) represent reasonable authority, but they all address situations where the relevant company has in fact substantially produced the requested materials or taken the requested actions. In the Sears and Honeywell letters, for example, the very investigations requested were already undertaken (or were in process). Accordingly, Cacti respectfully submits that the Proposal has not been substantially implemented.

Cacti adds that the materials and the "wide ranging discussion" offered by the Company relating to contingent commission issues have originated as part of a self described ***public relations*** campaign initiated by the Company to trumpet and defending its policy. The Proposal, on the other hand, seeks a balanced financial impact study not conceived or tailored as part of the Company's campaign. The Company's effort to exclude the Proposal on a substantial implementation argument would deny the Board and shareholders with this objective information, which is critical to the Board's risk assessment and oversight of the policy.

Conclusion

In conclusion, we respectfully request that the Staff inform the Company that Rule 14a-8 requires a denial of the Company's no action request. As demonstrated above, the Proposal is not excludable under of the criteria of Rule 14a-8. The Proposal raises a significant policy issue that transcends day-to-day business for the Company and its industry and raises it in a manner – a financial impact study that is not over-reaching and commits the Company to no specific position – that is entirely appropriate for shareholder consideration.

Please contact me at (214) 377-4851 or estone@leeandstone.com in connection with this matter or if the Staff would like any additional information. Cacti respectfully requests the opportunity to speak with the Staff in advance of any final decision and will follow up with the Staff.

Sincerely,



Evan Stone
Lee & Stone LLP

cc (by email):

Josh Pechter
Cacti Partners, L.P.
jsp@cactipartners.com

Adam Ciongoli
Willis Group Holdings Public Limited Company
Adam.Ciongoli@willis.com

PJ Himelfarb
Weil Gotshal & Manges LLP
pj.himelfarb@weil.com

Exhibit –

No Action Request Letter from Weil Gotshal & Manges LLP, counsel to Willis Group Holdings

1300 Eye Street NW, Suite 900
Washington, DC 20005-3314
+1 202 682 7000 tel
+1 202 857 0940 fax

Weil, Gotshal & Manges LLP

PJ Himelfarb
1-202-682-7197
pj.himelfarb@weil.com

December 10, 2010

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(i)(7), Rule 14a-8(i)(3); Rule 14a-8(i)(6); Rule 14a-8(i)(10); Omission of Shareholder Proposal – Contingent Commissions

Ladies and Gentlemen:

Willis Group Holdings Public Limited Company (the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from Cacti Partners, L.P. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (together, the "proxy materials") for its 2011 Annual Meeting of Shareholders. The Company intends to omit the Proposal from its proxy materials, alternatively, pursuant to:

- Rule 14a-8(i)(7) (ordinary business operations);
- Rule 14a-8(i)(3) (impermissibly vague);
- Rule 14a-8 (i)(6) (impossible to implement); or
- Rule 14a-8(i)(10) (substantially implemented).

The Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from its proxy materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive proxy materials with the

Commission. The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by facsimile.

The Proposal

A copy of the Proposal is set forth in Exhibit 1. The resolution is as follows:

> "RESOLVED, that management of Willis Group Holdings (the "Company") shall prepare a report, summarizing the financial impact (including its impact on revenues and net income over a one, three and five year timeframe) of the Company's current ethics policy barring contingent commissions. Such report shall take into account the practices of the other "Big Three", as well as the Company's regional competitors. Management shall retain an independent financial advisor with no prior relationship with the Company to assist management with the preparation of such report, which shall be made available to shareholders no later than October 1, 2011."

Background

Brokers act on behalf of their clients in attempting to find the best insurance coverage for the client at the best price available. Contingent commissions are payments made to the broker by participating insurance companies for directing clients to the insurance company. The Company voluntarily began disclosing compensation to our retail clients and refusing to take contingent compensation in our retail brokerage business before the ban discussed below was instituted. It is the Company's belief that this arrangement results in a conflict of interest because brokers receive undisclosed payments on both sides of the transaction.

In 2005, the New York Attorney General banned the Company and two other global brokers from accepting contingent commissions and required disclosure to customers of any compensation received in connection with providing policy placement services to the customer. The Company also resolved similar investigations commenced by the Minnesota Attorney General, the Florida Attorney General, the Florida Department of Financial Services and the Florida Office of Insurance Regulation for amounts that were not material to the Company.

In February 2010, the ban on contingent commissions, which had been in effect for five years, was lifted through an amended and restated agreement between the brokers and the regulators. Although the ban was lifted, the Company is required to: (i) in New York, and each of the other 49 states of the United States, the District of Columbia and U.S. territories, provide certain compensation disclosure; (ii) maintain its compliance programs and continue to provide appropriate training to relevant employees in business ethics, professional obligations, conflicts of interest and antitrust and trade practices compliance; and (iii) avoid certain prohibited practices in placing, renewing, consulting on or servicing any insurance policy. In addition, the Company continues to co-operate with both the European Commission and the European Free Trade Association Surveillance Authority regarding their concerns over potential conflicts of interest in the industry relating to remuneration.

The Company is also a defendant in pending legal proceedings regarding broker compensation issues. Since August 2004, the Company, its wholly owned subsidiary Hilb Rogal & Hobbs Company, and various other brokers and insurers have been named as defendants in purported class actions in various courts across the United States. All of these actions have been consolidated into a single action in the US District Court for the District of New Jersey. The Third Circuit Court of Appeals upheld the District Court's dismissal of the vast majority of the federal claims in the action, but remanded a few federal claims back to the District Court for further consideration. New motions to dismiss those remanded claims have been filed and rulings on those motions are expected some time in 2011.

As discussed further below, in April 2010, the Company launched a multi-channel public awareness campaign anchored by the website *ClientsBeforeContingents.com* to inform commercial insurance buyers – and other stakeholders in the marketplace – of the Company's view that contingent commissions represent a conflict of interest in retail insurance. One of the facts that the Company promotes on this website is that it remains the only global insurance broker that has reaffirmed its stand that contingent commissions represent a conflict of interest with clients and has publicly committed to refuse to accept them in its retail brokerage business.

Reasons for Omission:

Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

In the Adopting Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (August 16, 1983). The Proposal relates to the Company's ordinary business operations for two reasons: (a) the Proposal and supporting statement effectively seek an internal evaluation and report on the financial impact of certain practices and policies that constitute ordinary business operations; and (b) the Proposal seeks a report on matters that the Company has determined represent a conflict of interest as part of its compliance program. In prior no action letters, the Staff has concurred that similar

Weil, Gotshal & Manges LLP

proposals have implicated ordinary business matters, and therefore that the proposals have been excludable under Rule 14a-8(i)(7).

Discussion

A. Proposals Regarding Sales Practices Are Excludable as Pertaining to Ordinary Business Operations.

The Company's sales practices and policies are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7) and, therefore, the Proposal may be excluded from the proxy materials. Product pricing, marketing and other strategic and policy-based sales decisions constitute ordinary business operations within the meaning of Rule 14a-8(i)(7). Furthermore, a company's marketing and sales practices and policies constitute ordinary business even when the particular marketing and sales practices and policies addressed by a proposal have been the subject of public controversy. In Johnson & Johnson (February 7, 2003), the Staff permitted the exclusion of a proposal regarding the use of marketing and incentive payments to doctors, pharmacy managers and purchasers made in order to influence the selection of particular drugs. In permitting this exclusion, the Staff recognized that the establishment of sales policies and procedures and the review of such policies and procedures for compliance with applicable regulations are core management functions. Like the Johnson & Johnson proposal, the Proposal seeks an evaluation of the Company's sales practices and policies and particularly focuses on incentive payments, and like the Johnson & Johnson proposal, the Proposal is excludable as relating to ordinary business operations. *See also*, H.R. Block, Inc. (August 1, 2006) (proposal regarding sales practices and allegations of fraudulent marketing deemed excludable); Chevron Corporation (February 22, 1999) (proposal regarding gas prices paid by Chevron shareholders deemed excludable); American Telephone and Telegraph Company (December 31, 1991) (proposal regarding method of billing services deemed excludable). The fact that the proponent has sought to have management prepare the report further demonstrates that the subject matter of the report involves ordinary business operations.

The fact that the supporting statement of the Proposal mentions "a financial impact and risk analysis" does not change the fact that the Proposal relates to the Company's sales practices and its decision not to accept contingent commissions. The Company does not believe the Proposal involves a "risk evaluation" but, even if it is viewed in that manner, the underlying subject matter, as discussed above, is a matter of ordinary business to the Company. As the Staff stated in Staff Legal Bulletin 14E, it will focus on the subject matter to which the risk pertains and "similar to the way in which we analyze proposals asking for the preparation of a report . . . we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

B. Proposals Interfering with the Company's Determination of Ethical Conduct and Compliance Are Excludable as Pertaining to Ordinary Business.

The Company has concluded not to accept contingent commissions in its retail brokerage business after extensive evaluation. As discussed above, acceptance of contingent commissions has been the subject of complex litigation and regulatory scrutiny, some of which is still pending against the Company. The Company has concluded that accepting contingent commissions represents a conflict of interest, and therefore has adopted a policy under which the Company will not accept contingent commissions from carriers in our retail brokerage business. The Company reached this conclusion as a matter of ethics and compliance.

The Staff has long recognized that proposals that attempt to govern business conduct involving internal operating policies and practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., Verizon Communications Inc. (February 22, 2007) (excluded proposal sought a report on the technological, legal, and ethical policy issues surrounding the disclosure of customer records and communications content to third parties, and its effect on customer privacy rights); H&R Block Inc. (June 26, 2006) (excluded proposal sought review of and report on alleged fraudulent sales practices, which was seen to be part of the company's legal compliance program); Bank of America Corporation (March 3, 2005) (excluded proposal sought to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (November 30, 2000) (excluded proposal sought to create a shareholder committee to review customer satisfaction); CVS Corporation (February 1, 2000) (excluded proposal sought report on a wide range of corporate programs and policies); Associates First Capital Corporation (February 23, 1999) (excluded proposal requested that Board monitor and report on legal compliance of lending practices); Chrysler Corp. (February 18, 1998) (excluded proposal requested that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); and Citicorp (January 9, 1998) (excluded proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities). The development, implementation and evaluation of policies and practices regarding contingent commissions directly impact the Company's reputation and liability exposure and are core management functions and an integral part of the Company's day-to-day business operations. The Proposal impermissibly seeks to subject this integral piece of the Company's business operations to shareholder oversight.

Impermissibly Vague (Rule 14a-8(i)(3)) and Impossible to Implement (Rule 14a-8(i)(6))

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004). Under Rule 14a-8(i)(6), a company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (Jan. 14, 1992).

The Proponent is asking the Company to measure a negative, i.e., revenues lost because of the decision not to accept contingent commissions. It would be difficult, if not impossible, to prepare a "clear, quantifiable financial" report on the financial impact of not accepting contingent commissions. Besides the difficulty in measuring any benefit that may or may not have been lost, the Company would need to take into account the financial benefits it has gained from our policy not to accept contingent commissions. For instance, as disclosed in the Company's Form 10-K for the year ended December 31, 2009, the Company has sought to increase revenue through higher commissions and fees that are disclosed to clients, and to generate profitable revenue growth by focusing on the provision of value-added risk advisory services beyond traditional brokerage activities. In addition, the Proposal directs the Company to "take into account the practices of the other "Big Three", as well as the Company's regional competitors" in a vague manner, without specifying how to take such practices into account.

The Staff's conclusions in prior No-Action Letters are consistent with the position that a proposal may be excluded pursuant to Rules 14a-8(i)(3) or 14a-8(i)(6) because the proposal is vague or the company is unable to determine the requested information. In Wendy's International Inc. (Feb. 24, 2006), the Staff concluded that a proposal relating to the company's progress towards accelerating the development of controlled-animal stunning be excluded on the grounds of being vague and indefinite. In Anheuser-Busch Companies, Inc. (Feb. 9, 1993), the Staff concluded that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6).

Substantially Implemented (Rule 14a-8(i)(10))

The Company actually established a website at *ClientsBeforeContingents.com* to provide the public with both general information regarding contingent commissions, and more detailed information pertaining to its response to contingent commissions issues. The features that have been available on *ClientsBeforeContingents.com* include: (1) an online video featuring Joe Plumeri, the CEO and Chairman of the Company, and Don Bailey, the former CEO and Chairman of Willis North America, explaining the Company's stand on trust, transparency and contingent commissions, (2) up-to-date newsroom with press articles and news releases on the controversy surrounding the contingent commissions, (3) a White Paper that outlines the history of contingent commissions and their inherent conflicts, (4) a toolkit to educate insurance buyers about the mechanics of contingent commissions and the questions they should be asking their brokers, and (5) an interactive blog to encourage debate from all sides about the issues raised by contingent commissions and broker compensation in general.

The intent of the Proposal is to provide the tools necessary to make informed decisions. Given that the Company already provides such a comprehensive and wide-ranging discussion of issues related to contingent commissions and its response, the Company believes that the Proposal may be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). In order to exclude a proposal on this basis, a company need not prove that it has implemented a policy meeting the exact specifications recommended by the proposal, but only that the company has taken sufficient action to address the specific concerns raised by the proposal. When determining whether a proposal may be deemed substantially implemented, the Staff considers "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

In the past, the Staff has concurred that companies could rely on Rule 14a-8(i)(10) to omit proposals requesting reports on specific topics where the company already produced materials that addressed the topics noted in the proposal. For example, the Staff concurred that Exxon Mobil could rely on Rule 14a-8(i)(10) to omit a proposal requesting that the board report on Exxon Mobil's "response to rising regulatory, competitive, and public pressure to develop renewable energy technologies and products." In that case, Exxon Mobil's executive speeches and the existing report entitled *Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions, and Future Energy Options,* already provided the public with details regarding the company's long-term energy outlook, greenhouse gas emissions, technology options for the longer term (including assessing the potential of new and alternative energy options), and management of investments and operations through a period of changing expectations and regulatory uncertainty. *See* Exxon Mobil Corporation (avail. Mar. 23, 2007). *See also* Albertsons, Inc. (avail. Mar. 23, 2005) (the Staff concurred that Rule 14a-8(i)(10) provided grounds to omit a proposal requesting that the company disclose its social, environmental, and economic performance by issuing annual sustainability reports; the company informed the proponent and the Staff that it already prepared a *Company Profile* report that addressed issues raised in the proposal); Exxon Mobil Corporation (avail. Mar. 18, 2004) (the Staff concurred that Rule 14a-8(i)(10) provided grounds to omit a proposal requesting that the independent board members report on how management could promote renewable energy sources and develop strategic plans to bring renewable energy sources into the company's energy mix; the company informed the proponent and the Staff that it had produced a report entitled *Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy,* which implemented the proposal).

In addition, the Staff has deemed proposals requesting investigations or reports of corporate actions excludable under Rule 14a-8(i)(10) when the company already has investigated or is in the process of investigating the actions at issue. In this regard, the Staff honors substance above a rigid adherence to the language of the proposal and focuses on whether the company has addressed or is addressing the proponent's underlying policy concerns. For instance, in Sears, Roebuck and Co. (February 22, 1998), the Staff allowed the exclusion of a proposal requesting a board investigation and report regarding the mishandling of particular agreements because the company had already commenced an internal investigation regarding those agreements. *See also,* Honeywell International Inc. (February 29, 2000) (proposal seeking board investigation of allegations of improper accounting practices deemed substantially implemented when the proponent's concerns had been investigated by the company's audit department, senior management, and audit committee); Columbia/HCA Healthcare Corporation (February 18, 1998) (proposal requesting appointment of committee of independent directors devoted to the oversight of an anti-fraud compliance program deemed substantially implemented in light of: (i) an existing committee of independent directors, which reviewed policies relating to ethics, compliance and corporate responsibility; and (ii) an executive officer charged with addressing healthcare compliance issues).

As in the Sears, Honeywell and Columbia/HCA no-action letters, the Company has already undertaken and completed an examination of the Company's sales and marketing practices with respect to contingent commissions. In addition, the Company already provides a comprehensive and wide ranging discussion of issues related to contingent commissions. Therefore, the Company believes that the Proposal has already been substantially implemented and, accordingly, the Company may properly omit the Proposal under paragraph (10) under Question 9 of Rule 14a-8.

Conclusion

For the foregoing reasons, please confirm that the Staff concurs that it will take no action if the Company excludes the Proposal from its proxy materials for its 2011 Annual Meeting of Shareholders. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 682-7197.

Very truly yours,


P.J. Himelfarb

Attachment: Exhibit 1

cc:

Adam Ciongoli
Group General Counsel & Secretary
Willis Group Holdings Public Limited Company

Evan Stone, Esq.
Lee & Stone LLP
2626 Cole Ave., Suite 400
Dallas, TX 75204

Cacti Partners, L.P.
3655 Peachtree Rd., Suite 101
Atlanta, GA 30319
Attn: Josh Pecter